PYXIS TANKERS INC.
59 K. Karamanli Street
15125 Maroussi, Greece

September 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. Registration Statement on Form F-1 (No. 333-245405)

Ladies and Gentlemen:

On September 8, 2020, the undersigned registrant requested acceleration of the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form F-1 on August 13, 2020, as thereafter amended, so that it would be made effective at 4:59 p.m. Eastern Time on September 10, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended. The undersigned registrant hereby withdraws such request.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti at (212) 574-1274 or Evan Preponis at (212) 574-1438, each of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

PYXIS TANKERS INC.

By:	/s/ Henry P. Williams
Name: Henry P. Williams
Title: Chief Financial Officer

ThinkEquity,
A Division of Fordham Financial Management, Inc
17 State Street, 22nd Floor
New York, New York 10004

September 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. (the “Company”) Registration Statement on Form F-1 (the “Registration Statement”) File No. 333-245405

Ladies and Gentlemen:

On September 8, 2020, we, as representative of the underwriters in the offering of the Company, filed a letter with the Securities and Exchange Commission (the “Commission”) requesting, pursuant to Rule 461 of the General Rules and Regulations of the Commission under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so as to permit it to become effective on Thursday, September 10, 2020, at 4:59 p.m. (Eastern Time), or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

ThinkEquity,
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking